Mail Stop 3561

January 24, 2007

Mr. Derek Ward, President
Empirical Ventures, Inc.
2775 Fir Street, Suite 3E
Vancouver, B.C. Canada V6J3C2

>RE: **Empirical Ventures, Inc. ("the company")**
>   **Amendment 12 to Registration Statement on**
>   **Form SB-2**
>   **Filed December 13, 2006**
>   **File No. 333-120486**

Dear Mr. Ward:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary, page 3</u>

1. Please clearly state the cash balance as of the most recent practicable date.

2. Please explain the statement in the summary about spending over the next twelve months the offering expenses. Does this indicate that the company does not anticipate any additional expenses other than the costs of the offering? We may have further comment.

Risk Factors, page 5

3. Please clarify the time period for the 12 month period that the president has verbally agreed to support the company. When does this period lapse. Also, provide clear disclosure throughout the prospectus regarding the remaining funding available from this loan. It appears that the company currently only has $3,000 remaining available pursuant to this oral agreement. Clarify how long the company can survive on this remaining capital and how it plans to obtain additional financing. Lastly clarify the material terms of the loan agreement, such as when the amount loaned would be due and any interest to be paid on the loan.

Security Ownership of Certain Beneficial Owners and Management, page 20

4. We reissue prior comment nine from our letter dated August 14, 2006. Please revise the beneficial ownership table to include the shares owned by Marcella Ward as part of the shares beneficially owned by Derek Ward and provide footnote disclosure as to the nature of the beneficial ownership of the securities.

Organization within Last Five Years, page 25

5. It is noted that some of your disclosure here and in the sections "Current and Planned Development", and "Development of Web Site and Test Site" is repetitive or in some instances, not consistent. For example, disclosure in the two paragraphs under "Development of Web Site" is duplicative. Your statements in the penultimate paragraph of "Current and Planned Development", "[A]t present we do not have sufficient funds to engage additional employees or contractors and to proceed with our development plan. Continuation of development and ultimately the marketing of our proposed product is conditional upon our obtaining additional funding" are not consistent with the sentence in the final paragraph, "[W]e are able to proceed with continued development and upgrades of our software program on an extremely limited basis without additional funding." Please revise throughout as appropriate.

6. We note the statement in the last paragraph on page 25, "…there is a relationship between 3493734 Manitoba Ltd. and Starcom Technologies as Michael Burke is the ultimate control person for both entities." We further note on page 26 a reference to World Star Holdings, "a company that was owned and operated by Michael Burke." Please revise the disclosure on page 25 to name World Star Holdings with the other two companies.

7. We note the requirement that the company incur additional expenditures in the upgrades and development of the programming in the amount of $245,000. Clarify whether there is a specific time frame within which these expenditures must be paid. If not, clarify how it will be determined that the company is in default of this provision of the agreement. In addition, clarify the entity that performed the work on the original software program and when this work occurred. Lastly, explain how you plan to pay for these additional expenditures.

8. With respect to prior comment 11 from our letter dated August 14, 2006, please clarify whether the $10,000 payment was made by the September 15, 2006 date. In addition, clarify the $250 additional payment associated with the extension of the date from March 15, 2006 to September 15, 2006. Clarify whether there were any other conditions that were required to be met by the September 15, 2006 date and, if so, whether these conditions were in fact met.

Current and Planned Development, page 26

9. We reissue prior comment 14 from our letter dated August 14, 2006. We continue to note the statement that you will be able to "proceed with continued development and upgrades of our software program on an extremely limited basis without additional funding." Please explain the "limited basis" of development and upgrades that would occur without additional funding. We may have further comment.

10. As requested in prior comment 15 from our letter dated August 14, 2006, please provide some background information on Larry Cherrett and his role in the software acquisition. In addition, disclose in greater detail the transaction through which 3493734 Manitoba acquired the software and clarify whether it completed any additional upgrades or development on the software after it acquired the software but before it entered into the agreement with Empirical.

11. It is noted that your web site's preliminary design and development commenced construction on October 16, 2006 and you anticipate completion "early in January, 2007." Please disclose the current status of this project.

12. We further note that you commenced the upgrading of your software on October 3, 2006. Please provide the current status of this as well as your looking for possible locations for your test site.

13. As previously requested, please explain the types of software upgrades that are to occur.

14. We note the new disclosure that Starcom Technologies will perform the upgrades to your software program even though it appears that 3493734 Manitoba, Ltd. was

supposed to do this work, as set forth in the Technology Purchase Agreement – Schedule B. Please explain and also file any amendment to the Agreement to reflect Starcom's role in upgrading the program, if applicable.

Plan of Operations, page 29

15. Clarify when you plan to commence each milestone. For example, you state that you are in the process of commencing the trademark process and once you commence the process it will take30 to 60 days for processing and up to 2 years to receive the trademark. Clarify when you plan to actually commence this process. Also, clarify when you plan to complete the upgrade of the software and the impact the lack of financing will have upon this estimated time frame.

16. Provide clear disclosure in this section that you do not have an executed agreement with Coastal Trademark Services and clarify whether you have a verbal agreement. If so, clarify the terms of that agreement.

Results of Operations, page 32

17. We reissue prior comment 21 from our letter dated August 14, 2006. Please disclose the current cash balance as of the most recent practicable date. The current disclosure appears to be the cash balance as of March 31, 2006.

18. We reissue prior comment 23 from our letter dated August 14, 2006. Inasmuch as you state "[W]e currently do not have enough cash on hand to pay the remaining costs of this offering" and "[T]he funds available to us currently are insufficient to carry out our plan of operations and complete our further development of our software program and our web and test sites…" and "[W]e anticipate incurring continuing operating losses for the foreseeable future", please discuss how the company plans to "…most likely continue with the development as opposed to abandoning the project."

19. Please describe the ongoing expenses associated with your $1,500 per month in anticipated expenditures. Provide a breakdown of this amount.

20. Please add disclosure in this section that Mr. Ward will be making loans and providing additional capital throughout this development period.

21. Since you do not intend to hire any employees, please describe the costs associated with hiring subcontractors or consultants at each phase of your plan of operation.

Rule 144, page 36

22. Please update your disclosure to provide information as of the most recent practicable date.

Changes in and Disagreements with Accountants, page II-1

23. Despite your response to our prior comment 28 and the listing of Exhibit 16 on page F-24, we see no updated letter from Amisano Hansen on file in EDGAR. Please revise to file a new currently-dated letter from the former accountants as previously requested.

Financial Statements, page F-14

24. Please provide a subsequent events footnote to disclose the $15,000 loan from the company's President, as mentioned on page 5 and 34 of the text.

Statements of Operations, page F-15
Statements of Cash Flows, page F-16

25. Please revise the heading and subheadings on the interim operating statements to be consistent and to accurately describe which periods are presented. We note that the heading indicates the statements are presented for the six months ended December 31, and 2004. We note that the subheadings indicate the operating statements are presented for periods (of unknown length) ended September 30, 2006, 2005 and June 30, 2006 and 2005. Please revise.

26. The results of operations presented on page F-15 do not agree with that presented on page F-4. Please revise so as to be consistent.

Exhibit 23.1

27. Provide a current consent of the independent accountant in any amendment to the registration statement. In addition, the consent of Jewett, Schwartz & Associates should be revised to insert the date of their current report, November 7, 2006. Please revise.

Part II

Recent Sales of Unregistered Securities

28. We reissue prior comment 29 from our August 14, 2006 letter. Please disclose the transaction involving Mr. Larry Cherrett and the 100,000 shares of common stock issued to him.

Legality Opinion

29. In light of the reduction in the number of shares of common stock being registered for resale, please provide an updated legality opinion.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Feel free to call Maureen Bauer at (202) 551-3237 regarding any financial statement issues, and Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Joseph I. Emas, Esq.
     via fax: (305) 531-1274

Mr. Derek Ward
Empirical Ventures, Inc.
January 24, 2007
Page 7